UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Dr. Tattoff, Inc.
(Name of Issuer)

Common Stock, $.0001 Par Value
(Title of Class of Securities)

None
(CUSIP Number)

Scott Woodruff
601 9th Street, Santa Monica, CA 90402
(310) 428-1633
__________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ࿶

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. None.	Schedule 13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS:

Scott Woodruff

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States Citizen
	7	SOLE VOTING POWER:

		869,536 shares (including 32,641 shares of Common Stock issuable upon the exercise of a warrant)
Number of	8	SHARED VOTING POWER:
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		869,536 shares (including 32,641 shares of Common Stock issuable upon the exercise of a warrant)
	10	SHARED DISPOSITIVE POWER:

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

869,536 shares (including 32,641 shares of Common Stock issuable upon the exercise of a warrant)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1	SECURITY AND ISSUER.

This statement relates to shares of the common stock, par value $.0001 per share (“Common Stock”), of Dr. Tattoff, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8500 Wilshire Blvd, Suite 105, Beverly Hills, CA 90211.

Item 2.	IDENTITY AND BACKGROUND.

(a) - (c) This Statement is filed by Scott Woodruff (“Mr. Woodruff” or, the “Reporting Person”). Mr. Woodruff’s address is 601 9th Street, Santa Monica, CA 90402. Mr. Woodruff’s present principal occupation or employment is engineer and the name, principal place of business and address of any corporation or other organization in which such employment is conducted is Fox Television, 1999 Bundy Dr., Santa Monica, CA 90064.

(d) - (e) During the last five years, Mr. Woodruff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Woodruff is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 11, 2008, DRTATTOFF, LLC, a California limited liability company (“Dr. TATTOFF”) merged (the “Merger”) with and into the Issuer, pursuant to an Agreement and Plan of Merger, dated as of September 7, 2007, as amended (the “Merger Agreement”). Pursuant to the Merger Agreement, certain outstanding units of Dr. TATTOFF membership interests (“Units”) were converted into the right to receive one validly issued, fully paid and non-assessable share of Common Stock on a one-for-one basis. Immediately prior to the Merger, Mr. Woodruff owned 77,731 Units, which were exchanged for 77,731 shares of Common Stock of the Issuer as provided in the Merger Agreement.

In addition, pursuant to the Merger Agreement, the Issuer assumed a Unit purchase warrant owned by Mr. Woodruff which gave him the right to acquire 32,641 Units of Dr. TATTOFF at an exercise price of $1.00 per Unit (after adjustment to the exercise price in accordance with the warrant agreement). As a result of the assumption by the Issuer, the warrant now gives Mr. Woodruff the right to acquire 32,641 shares of Common Stock at an exercise price of $1.00 per share and expires on December 20, 2012.

On October 10, 2008, Pacific Holdings Syndicate, LLC (“Pacific Holdings”), a shareholder of the Isuuer, effected a pro rata distribution of its 4,978,125 shares of the Issuer’s Common Stock to its members. At the time of the distribution, Mr. Woodruff, a managing member of Pacific Holdings, owned 38.19% of the outstanding units of membership interest of Pacific Holdings. Mr. Woodruff received 759,164 shares of the Issuer’s Common Stock in the pro rata distribution.

Item 4.	PURPOSE OF TRANSACTION.

Mr. Woodruff acquired beneficial ownership of 869,536 shares of Common Stock of the Issuer (including 32,641 shares of Common Stock issuable upon the exercise of a warrant) as described in Item 3 herein.

Depending upon then prevailing market conditions, other investment opportunities available to Mr. Woodruff, the availability of shares of Common Stock at prices that would make the purchase of additional shares of Common Stock desirable and other investment considerations, Mr. Woodruff may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market if the Issuer’s Common Stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as Mr. Woodruff may deem advisable. Mr. Woodruff reserves the right to dispose of any or all of his shares of Common Stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

Mr. Woodruff intends to review his investment in the Issuer on a continuing basis and may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

Mr. Woodruff does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j), inclusive, of the instructions to Item 4 of Schedule 13D. Mr. Woodruff may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) On the filing date of this Schedule 13D, Mr. Woodruff beneficially owned in the aggregate 869,536 shares (including 32,641 shares of Common Stock issuable upon the exercise of a warrant), representing approximately 8.1% of the Issuer’s outstanding shares of Common Stock (based on 10,708,137 shares of Common Stock issued and outstanding as of August 18, 2008 according to the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission on August 21, 2008).

(b) Mr. Woodruff directly owns and has sole voting power and sole dispositive power with respect to all of the shares of Common Stock reported in this Schedule 13D as being beneficially owned by him.

(c) Except as set forth in this Schedule 13D, Mr. Woodruff has not effected any transaction in the shares of Common Stock during the past sixty (60) days.

(d) Except for Mr. Woodruff, no person is known by Mr. Woodruff to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Woodruff.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of Mr. Woodruff, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

10.1	Warrant dated December 20, 2007 to purchase 32,641 Units of DRTATTOFF, LLC issued by DRTATTOFF, LLC to the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2008

/s/ Scott Woodruff
Name: Scott Woodruff

EXHIBIT INDEX

Exhibit No.	Description

10.1	Warrant dated December 20, 2007 to purchase 32,641 Units of DRTATTOFF, LLC issued by DRTATTOFF, LLC to the Reporting Person.